PRESS RELEASE

Magic Implements Monitoring and Control System for Safe City Project in Buenos Aires

Scope of project estimated at hundreds of thousands of dollars (USD)

Or Yehuda, Israel, July 23, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that its Comm-IT subsidiary has completed the design, development and implementation of a CA-based monitoring and control solution for the Safe City project in Buenos Aires, Argentina, executed by Mer Systems (of the Mer Group). The scope of the monitoring and control project, which spanned approximately 12 months from design to delivery, is estimated at hundreds of thousands of US dollars.

The monitoring and control solution includes a CA Spectrum system for all computer communications infrastructure in the data center and throughout the city including, cameras, a WiMAX network, GPON and various types of sensors. The solution monitors the availability of all infrastructure and components, supports advanced configuration management and full network topology, manages alerts, and provides network managers with an up-to-date and easily understood visual of the status of the project's infrastructures and cameras deployed throughout the city.

Magic also implemented a: CA Netflow Analysis system to support in-depth analysis of the loads on communication lines; a CA IT Client Manager system to manage the terminals, servers and tablets installed in police patrol vehicles; and a CA Service Desk system that manages the project's support and service center.

"The Buenos Aires project is one of the largest international Safe City projects implemented by an Israeli company," said Guy Bernstein, CEO of Magic Software Enterprises Ltd. “We are proud to work with Mer Systems on their largest Safe City project to date.”

"We are happy that our wide range of technological expertise and ability to execute complex large-scale projects helped Mer Systems meet all their objectives within extremely demanding time frames,” said Ohad Dallal, VP Expert Services and Manager of the Management and Automation Division at Comm-IT. “Our team’s unique ability to integrate into this project in a variety of areas, from networking technologies and management systems, through servers and databases, to the specification of the data center and management of the control desk, makes us a valuable partner for a variety of Safe City, data communications, information security, command and control and related projects."

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

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